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16002206

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 16 2016

Washington DC 416

SEC FILE NUMBER
8-42303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center, Suite 820

(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Winborne 404-874-7433

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo

(Name – *if individual, state last, first, middle name*)

2839 Paces Ferry Road Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

awb

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

NANCY HELFRICH
NOTARY PUBLIC
COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES FEBRUARY 6, 201[illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Associates, L.L.C.

Statement of Financial Condition
December 31, 2015

Assets	
Current assets	
Cash and Cash Equivalents	**$3,012,192**
Accounts receivable	**74,143**
Deposits	**22,150**
Total current assets	**3,108,485**
Property, furniture and equipment, net of accumulated depreciation of $308,553	**36,041**
Total assets	**$3,144,525**
Liabilities and members' equity	
Current liabilities	
Accounts payable and accrued expenses	**$2,138,412**
Accrued lease obligation	**66,045**
Members' equity	**940,068**
Total liabilities and members' equity	**$3,144,525**

The accompanying notes are an integral part of these financial statements.

Brookwood Associates, L.L.C.

Statement of Financial Condition
December 31, 2015

Assets	
Current assets	
Cash and Cash Equivalents	**$3,012,192**
Accounts receivable	**74,143**
Deposits	**22,150**
Total current assets	**3,108,485**
Property, furniture and equipment, net of accumulated depreciation of $308,553	**36,041**
Total assets	**$3,144,525**
Liabilities and members' equity	
Current liabilities	
Accounts payable and accrued expenses	**$2,138,412**
Accrued lease obligation	**66,045**
Members' equity	**940,068**
Total liabilities and members' equity	**$3,144,525**

The accompanying notes are an integral part of these financial statements.